Public Amend JG

16002232

ISSION

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SEC Mail Processing Section
APR 26 2016
Washington DC
412

ANNUAL AUDITED REPORT FORM X-17A-5 /A PART III

SEC FILE NUMBER
8-65926

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WEA Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

660 John Nolen Drive
(No. and Street)

Madison	Wisconsin	53713
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rhonda M. Scheel — 608-709-4574
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Shedjama, Inc., dba Edward Opperman, CPA
(Name – *if individual, state last, first, middle name*)

1901 Kossuth Street	Layfayette	Indiana	47905
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 26 2016
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AKB

OATH OR AFFIRMATION

I, Rhonda Scheel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WEA Investment Services, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & Treasurer

Title

Notary Public 4/19/16

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents

INDEPENDENT AUDITOR'S REPORT 1

FINANCIAL STATEMENTS

Statements of financial condition 2

Statements of income 3

Statements of changes in stockholder's equity 4

Statements of cash flows 5

Notes to financial statements 6

INDEPENDENT AUDITOR'S REPORT ON THE SUPPLEMENTARY INFORMATION 8

SUPPLEMENTAL SCHEDULES

Computation of aggregate indebtedness and net capital under Rule 15c3-1 9

Computation for determination of the reserve requirements under Exhibit A of Rule 15c3-3 10

Information relating to the possession or control requirements under Rule 15c3-3 10

Information relating to the Securities Investor Protection Corporation requirements under Section 78ccc(a)(2)(A)(ii) 10

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL 11

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT

1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"

e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
WEA INVESTMENT SERVICES, INC.
Madison, Wisconsin

Report on the Financial Statements
We have audited the accompanying financial statements of WEA INVESTMENT SERVICES, INC., a Wisconsin corporation, which comprise the statement of financial condition as of December 31, 2015, and the related statements of income, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WEA INVESTMENT SERVICES, INC. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 15, 2016

STATEMENTS OF FINANCIAL CONDITION
December 31, 2015 and 2014

	2015	2014
ASSETS		
Cash and cash equivalents	$ 103,943	$ 130,433
Receivable from affiliates	2,199	-
Income taxes receivable	206	196
Other assets	328	2,390
Total assets	$ 106,676	$ 133,019
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Payable to affiliates	$ 6,184	$ 34,113
Stockholder's equity:		
Common stock, $1 par value, authorized 10,000 shares, issued and outstanding 1,000 shares	1,000	1,000
Additional paid-in capital	49,000	49,000
Retained earnings	50,492	48,906
Total stockholder's equity	100,492	98,906
Total liabilities and stockholder's equity	$ 106,676	$ 133,019

See Notes to Financial Statements.

WEA INVESTMENT SERVICES, INC.

STATEMENTS OF INCOME
Years Ended December 31, 2015 and 2014

	2015	2014
INCOME		
Service fees earned	$ 110,699	$ 111,130
Interest income	102	169
	110,801	111,299
OPERATING EXPENSES		
Regulatory fees and expenses	12,719	8,620
Audit fees	8,400	5,250
Allocated expenses from affiliates	83,999	95,576
Other expenses	3,662	946
	108,780	110,392
Net income before income taxes	2,021	907
Income tax expense	435	199
Net income	$ 1,586	$ 708

See Notes to Financial Statements.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Years Ended December 31, 2015 and 2014

	Common Stock		Additional Paid-In	Retained	Total Stockholder's
	Shares	Amount	Capital	Earnings	Equity
Balances at December 31, 2013	1,000	$ 1,000	$ 49,000	$ 48,198	$ 98,198
Net income	-	-	-	708	708
Balances at December 31, 2014	1,000	1,000	49,000	48,906	98,906
Net income	-	-	-	1,586	1,586
Balances at December 31, 2015	1,000	$ 1,000	$ 49,000	$ 50,492	$ 100,492

See Notes to Financial Statements.

WEA INVESTMENT SERVICES, INC.

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2015 and 2014

	2015	2014
Cash flows from operating activities:		
Net income	**$ 1,586**	$ 708
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
(Increase) decrease in operating assets:		
Receivable from affiliate	**(2,199)**	33,708
Income taxes receivable	**(10)**	(196)
Other assets	**2,062**	(585)
Increase (decrease) in operating liabilities:		
Other liabilities	**-**	-
Payable to affiliates	**(27,929)**	(3,874)
Income taxes payable	**-**	(205)
Net cash provided by (used in) operating activities	**(26,490)**	29,556
Net change in cash and cash equivalents	**(26,490)**	29,556
Cash and cash equivalents at beginning of the period	**130,433**	100,877
Cash and cash equivalents at end of the period	**$ 103,943**	$ 130,433

See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS

Note 1 ~ Nature of Business

Nature of Business. WEA Investment Services, Inc. (the Company), a wholly-owned subsidiary of the WEA Member Benefit Trust, was organized for the purpose of facilitating mutual fund trading on behalf of its related entities. The Company is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company does not carry customer accounts and is exempt from the provisions of SEC Rule 15c3-3 based on its limited business per section (k)(1).

Subsequent Events. Subsequent events were evaluated through February 5, 2016, which is the date the financial statements were available to be issued. There were no material subsequent events.

Note 2 ~ Summary of Significant Accounting Policies

Cash and Cash Equivalents. For purposes of reporting cash flows, cash and cash equivalents consist of cash in a checking account and certificates of deposit. Cash and cash equivalents are carried at cost, which approximates market value.

Service Fees. Service fees are received from an affiliated entity for brokerage services provided and are recognized as income when earned. Total service fee revenue from the affiliate was $110,699 and $111,130 for the years ended December 31, 2015 and 2014, respectively.

Accounting Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Taxes. The Company files federal and Wisconsin income tax returns. The Company does not have any significant deferred income taxes on temporary differences between the financial statement basis and the tax basis of the Company's assets and liabilities based upon enacted tax rates and has not identified any significant uncertain tax positions.

Note 3 ~ Related Party Transactions

The WEA Member Benefit Trust (the parent organization) and the WEA Tax Sheltered Annuity Trust were created by the Wisconsin Education Association. Members of the Board of Trustees of the WEA Member Benefit Trust are identical to those of the WEA Tax Sheltered Annuity Trust. In addition, the WEA Member Benefit Trust has formed three other wholly owned subsidiaries, WEA Property & Casualty Insurance Company, a stock property and casualty insurance company, WEA Financial Advisors, Inc., a registered investment advisor, and WEA Member Benefit Agency, LLC, a single member LLC. The organizations are all under common control within a holding company system.

Note 3 ~ Related Party Transactions (Continued)

To minimize costs and facilitate the record keeping and administrative functions of the organizations, agreements have been executed to utilize the existing facilities and personnel of the WEA Property & Casualty Insurance Company and WEA Tax Sheltered Annuity Trust to the extent necessary to maintain proper and complete records and administration of the organizations. The total costs of shared operations are prorated based on cost studies performed on an annual basis. These studies analyze the relative activities of personnel of the organizations to determine proportionate allocations of joint expenses that should be made.

Total expenses allocated to the Company for the years ended December 31, 2015 and 2014, were $83,999 and $95,576, respectively.

Amounts due from (to) affiliates at December 31, 2015 and 2014, are as follows:

	2015	2014
WEA Tax Sheltered Annuity Trust	$ 2,199	$ (3,614)
WEA Member Benefit Trust	(1,029)	(326)
WEA Property & Casualty Insurance Company	(5,155)	(30,173)
	$ (3,985)	$ (34,113)

Note 4 ~ Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $97,723, which was $92,723 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.06 to 1. There were no material differences between the computation of net capital as presented in the audited financial statements as of December 31, 2015, and the Company's corresponding, unaudited, most recently filed Part IIA - Financial and Operational Combined Uniform Single Report.

Note 5 ~ Liabilities Subordinated to General Creditors

There were no liabilities subordinated to general creditors as of December 31, 2015 and 2014, and there were no changes during the years then ended.

Note 6 ~ Income Taxes

The Company files federal and Wisconsin income tax returns. The major differences between the financial statement and taxable income are non-deductible meals and entertainment. Federal and state income tax expense was $435 for the year ended December 31, 2015, and $199 for the year ended December 31, 2014. Tax years 2012 through 2014 remain subject to federal and state examination.

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITORS' REPORT ON THE SUPPLEMENTARY INFORMATION

The Board of Directors
WEA INVESTMENT SERVICES, INC.
Madison, Wisconsin

We have audited the financial statements of WEA INVESTMENT SERVICES, INC. as of and for the year ended December 31, 2015, and our report thereon dated FEBRUARY 15, 2016, which expressed an unmodified opinion on those financial statements, appears on page 1. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained as, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole

SHEDJAMA, INC,
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 15, 2016

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1

December 31, 2015

AGGREGATE INDEBTEDNESS	
Payable to affiliates	$ 6,184
Total aggregate indebtedness	$ 6,184
Minimum required net capital	$ 5,000
NET CAPITAL	
Stockholder's equity	$ 100,492
Deductions:	
Income tax receivable	206
Receivable from affiliates	2,199
Other assets	328
	2,733
Net capital before haircuts on securities positions	97,759
Haircut on certificate of deposit	36
Net capital	97,723
Minimum required net capital	5,000
Capital in excess of minimum requirement	$ 92,723
Ratio of aggregate indebtedness to net capital	0.06 to 1

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3
December 31, 2015

The Company is exempt from Rule 15c3-3 based on its limited business per section (k)(1).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
December 31, 2015

The Company is exempt from Rule 15c3-3 based on its limited business per section (k)(1).

INFORMATION RELATING TO THE SECURITIES INVESTOR PROTECTION CORPORATION (SIPC) REQUIREMENTS UNDER SECTION 78ccc(a)(2)(A)(ii)
December 31, 2015

Under Section 78ccc(a)(2)(A)(ii), the Company is excluded from membership in the SIPC.

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

The Board of Directors
WEA INVESTMENT SERVICES, INC.
Madison, Wisconsin

In planning and performing our audit of the financial statements of WEA INVESTMENT SERVICES, INC. as of and for the year ended December 31 ,2014, in accordance with auditing standards generally accepted in the United States of America, we considered WEA INVESTMENT SERVICES, INC.'s internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of WEA INVESTMENT SERVICES, INC.'s internal control. Accordingly, we do not express an opinion on the effectiveness of WEA INVESTMENT SERVICES, INC.'s internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by WEA INVESTMENT SERVICES, INC. including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the provisions of Rule 15c3-3. Because WEA INVESTMENT SERVICES, INC. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of WEA INVESTMENT SERVICES, INC. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

(CONTINUED)

(CONTINUED)

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that WEA INVESTMENT SERVICES, INC.'s practices and procedures, as described in the second paragraph of this report, were adequate as of the date of this letter, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 15, 2016

WEA Investment Services, Inc.

SUPPLEMENTAL REPORT
SEA RULE 15c3-3 EXEMPTION REPORT
DECEMBER 31, 2015

WEA Member Benefits™

Table of Contents

Independent Accountant's Report 1

Statement 2

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335

EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS
WEA INVESTMENT SERVICES, INC.
MADISON, WISCONSIN

We have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers , in which WEA Investment Services, Inc. (the Firm) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Firm claimed an exemption from 17 C.F.R. § 2 4 0. 15c3-3: ***(1)-Limited Business:*** and the Firm stated that the Firm met the identified exemption provisions throughout the most recent fiscal year without exception. The Firm's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Firm's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph ***(k) (1)*** of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sincerely,

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
1901 KOSSUTH STREET
LAFAYETTE, INDIANA
FEBRUARY 15, 2016

WEA
Member Benefits™
Every member financially secure.

P.O. Box 7893 Madison, WI 53707-7893
Toll-free 1-800-279-4030
Fax 608-237-2529 Web weabenefits.com

WEA Investment Services, Inc.

Supplemental Report

SEA Rule 15c3-3 Exemption Report

WEA Investment Services, Inc. (the Company) is exempt from Rule 15c3-3 based on its limited business (mutual funds and/or variable annuities only) per section (k)(1). The company met the requirements of the limited business exemption throughout the year ended December 31, 2015. These statements are made to the best of my knowledge and belief.

Rhonda M. Scheel
President and Treasurer

2/15/16
Date

WEA Investment Services, Inc.

SUPPLEMENTAL REPORT
EXCLUSION FROM SIPC MEMBERSHIP
DECEMBER 31, 2015

WEA
Member Benefits™

Table of Contents

Independent Accountant's Report	**1**
Statement	**2**
Copy of Form SIPC-3	**3**

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The Board of Directors
WEA INVESTMENT SERVICES, INC.
Madison, Wisconsin

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures with respect to certifying WEA INVESTMENTS SERVICES, INC.'s claim for exclusion from membership in the Securities Investor Protection Corporation (SIPC) as represented on the 2015 Form SIPC-3. We reviewed Form SIPC-3 and ascertained that the Form is consistent with the income reported.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SHEDJAMA, INC
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 15, 2016

WEA Member Benefits™
Every member financially secure.

P.O. Box 7893 Madison, WI 53707-7893
Toll-free 1-800-279-4030
Fax 608-237-2529 Web weabenefits.com

WEA Investment Services, Inc.

Supplemental Report

Exclusion From Membership in the Securities Investor Protection Corporation (SIPC)

For the year ended December 31, 2015, the business of WEA Investment Services, Inc. (the Company) consisted exclusively of the distribution of shares of registered open-end investment companies or unit investment trusts; therefore, the Company qualified for exclusion from membership in the SIPC under section 78ccc(a)(2)(A)(ii) of the Securities Investor Protection Act of 1970. A Certification of Exclusion from Membership (Form SIPC-3) was filed with the SIPC office in Washington, DC, on December 23, 2014.

Rhonda M. Scheel (signature) — 2/15/16

Rhonda M. Scheel
President and Treasurer

Date

SIPC-3 2015

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

Check appropriate boxes:
- [ ] (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*
- (ii) its business as a broker-dealer is expected to consist exclusively of:
  - [X] (I) the distribution of shares of registered open end investment companies or unit investment trusts;
  - [ ] (II) the sale of variable annuities;
  - [ ] (III) the business of insurance;
  - [ ] (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;
- [ ] (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

x Brenda M. Ashurst, President 12/23/14
Authorized Signature/Title Date

8-

8-065926 FINRA DEC 5/14/2003
WEA INVESTMENT SERVICES INC
660 JOHN NOLEN DRIVE
MADISON, WI 53713-3959

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Form SIPC-3 FY 2015

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending **December 31, 2015** its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

- [ ] (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*
- (ii) its business as a broker-dealer is expected to consist exclusively of:
  - [X] (I) the distribution of shares of registered open end investment companies or unit investment trusts;
  - [ ] (II) the sale of variable annuities;
  - [ ] (III) the business of insurance;
  - [ ] (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;
- [ ] (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.